EX-99.12.a

2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000
Dean Krishna Partner dkrishna@stradley.com 215.564.8707

DRAFT
[•], 2026

Board of Directors, DFA Investment Dimensions Group Inc.
Board of Trustees, Dimensional ETF Trust
6300 Bee Cave Road, Building One
Austin, Texas 78746

Re:
Plan of Reorganization (“Plan”) made as of [•] by Dimensional ETF Trust (“ETF Trust”), on behalf of each of its series identified on Exhibit A hereto (each a “Target Fund”, and collectively the “Target Funds”) and DFA Investment Dimensions Group Inc. (“DFAIDG”), a corporation organized under the laws of the State of Maryland, on behalf of each of its series identified on Exhibit A hereto (each an “Acquiring Fund”, and collectively the “Acquiring Funds”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”) of the Target Funds, which will consist of: (i) the acquisition by DFAIDG, on behalf of each Acquiring Fund, of substantially all of the property, assets and goodwill of the corresponding Target Fund, as listed on Exhibit A, in exchange solely for ETF Class shares of capital stock, with a par value of $0.01 per share, of the Acquiring Fund; (ii) the distribution of Acquiring Fund Shares and cash in lieu of fractional shares, if any, to the holders of shares of the Target Fund, according to their respective interests in the Target Fund, in complete liquidation of the Target Fund; and (iii) the dissolution of the Target Fund as soon as is practicable after the Closing. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.
In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of [•]; (b) the Information Statement/Prospectus provided to shareholders of the Target Funds dated August [16], 2026; (c) certain representations concerning the Reorganization made to us by DFAIDG, on behalf of the Acquiring Funds, and ETF Trust, on behalf of the Target Funds, in a letter dated [•] (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.
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[•], 2026

For purposes of this opinion, we have assumed that the Target Funds on the Closing Date of the Reorganization satisfy, and immediately following the Closing Date of the Reorganization, the Acquiring Funds will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.
Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the States of Delaware and Maryland, the terms of the Plan and the statements in the Representation Letter for the Target Funds and the Acquiring Funds, it is our opinion that for federal income tax purposes:
1.
The acquisition by an Acquiring Fund of substantially all the assets of a Target Fund and the assumption of substantially all of the liabilities, as provided for in the Plan, in exchange solely for Acquiring Fund Shares and cash in lieu of fractional shares, if any, followed by the distribution by a Target Fund to its shareholders of the Acquiring Fund Shares and cash in lieu of fractional shares, if any, in complete liquidation of a Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and each Target Fund and each Acquiring Fund will be a “party to the reorganization” within the meaning of Section 368(b) of the Code;
2.
No gain or loss will be recognized by a Target Fund upon the transfer of substantially all of its assets to its corresponding Acquiring Fund in exchange solely for the corresponding Acquiring Fund Shares under Sections 361(a) and 357(a) of the Code, except for (A) any gain or loss recognized on (1) 'Section 1256 contracts' as defined in Section 1256(b) of the Code or (2) stock in a 'passive foreign investment company' as defined in Section 1297(a) of the Code, and (B) any other gain or loss required to be recognized by reason of the Reorganization (1) as a result of the closing of the tax year of a Target Fund, (2) upon the termination of a position, or (3) upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;
3.
No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of substantially all of the assets of its corresponding Target Fund in exchange solely for the corresponding Acquiring Fund Shares under Section 1032(a) of the Code;
4.
No gain or loss will be recognized by a Target Fund upon the distribution of the corresponding Acquiring Fund Shares by a Target Fund to its shareholders in complete liquidation of a Target Fund (in pursuance of the Plan) under Section 361(c)(1) of the Code;
5.
The Tax basis of the assets of a Target Fund received by its corresponding Acquiring Fund will be the same as the Tax basis of these assets in the hands of a Target Fund immediately prior to its Reorganization under Section 362(b) of the Code, adjusted for any gain or loss required to be recognized as described in paragraph (2) above;
6.
The holding periods of the assets of a Target Fund received by a corresponding Acquiring Fund, other than any asset with respect to which gain or loss is required to be recognized as described in paragraph (2) above, will include the periods during which such assets were held by a Target Fund under Section 1223(2) of the Code;

[•], 2026

7.
No gain or loss will be recognized by the shareholders of a Target Fund upon the exchange of the Target Fund Shares solely for the corresponding Acquiring Fund Shares (except with respect to cash in lieu of fractional shares, if any) under Section 354(a) of the Code;
8.
The aggregate Tax basis of the Acquiring Fund Shares to be received by the shareholders of a Target Fund will be the same as the Tax basis of the Target Fund Shares exchanged therefor under Section 358(a)(1) of the Code;
9.
The holding period of the Acquiring Fund Shares to be received by shareholders of its corresponding Target Fund will include the holding period of the Target Fund Shares surrendered in exchange therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the effective date of its Reorganization under Section 1223(1) of the Code; and
10.
Each Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations) the items of its corresponding Target Fund described in Section 381(c) of the Code, as if there had been no Reorganization subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Treasury Regulations thereunder.
Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Funds, the Acquiring Funds or any Target Fund shareholders with respect to any asset  (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a nontaxable transaction under the Code.
Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.
Our opinion is conditioned upon the performance by DFAIDG, on behalf of the Acquiring Funds, and ETF Trust, on behalf of the Target Funds, of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.
We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Funds on Form N-14, and any amendments thereto, covering the registration of the Acquiring Funds’ shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.
Very truly yours,

[•], 2026

EXHIBIT A

CHART OF REORGANIZATIONS

ACQUIRING ENTITY AND ACQUIRING FUNDS/CLASSES DFAIDG	CORRESPONDING TARGET ENTITY AND TARGET FUNDS ETF TRUST
U.S. Core Equity 1 Portfolio (ETF Class)	Dimensional US Core Equity 1 ETF
U.S. Vector Equity Portfolio (ETF Class)	Dimensional US Vector Equity ETF
U.S. Small Cap Value Portfolio (ETF Class)	Dimensional US Small Cap Value ETF
U.S. High Relative Profitability Portfolio (ETF Class)	Dimensional US High Profitability ETF
DFA Real Estate Securities Portfolio (ETF Class)	Dimensional US Real Estate ETF
U.S. Small Cap Portfolio (ETF Class)	Dimensional U.S. Small Cap ETF
U.S. Targeted Value Portfolio (ETF Class)	Dimensional U.S. Targeted Value ETF
U.S. Core Equity 2 Portfolio (ETF Class)	Dimensional U.S. Core Equity 2 ETF